Filed by Pivotal Holdings Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Swvl Inc.

Date: August 19, 2021

On August 19, 2021, Swvl Inc. issued the following news release.

SWVL EXPANDS INTO EUROPE, LATAM AND APAC VIA ACQUISITION OF MASS TRANSIT SAAS PLATFORM SHOTL

Accelerates Swvl’s entry into Europe 1 year ahead of schedule, more than doubles footprint with 10 additional countries in Europe, APAC and LATAM, and leverages Shotl’s strong B2G and OEM relationships

Shotl’s award-winning technology complements Swvl’s dynamic model to bring on-demand public transport to cities, suburbs, corporate and education campuses

Furthers Swvl’s mission of empowering underserved communities globally with safe, efficient and cost-effective mobility solutions

Localized mass transport focus enables Swvl to capitalize on trends in electrification and autonomous driving

NEW YORK, NY and DUBAI – August 19, 2021 – Swvl Inc. (“Swvl” or the “Company”), a Dubai-based provider of transformative mass transit and shared mobility solutions, today announced a definitive agreement to acquire a controlling interest in Shotl, a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services across Europe, LATAM and APAC – optimizing public transport systems and decreasing dependence on costly private options. Central to both companies’ missions is the belief that providing accessible and equitable mobility solutions is a gateway to social and economic empowerment through access to better jobs, healthcare and education.

With a presence across 22 cities in 10 countries including Brazil, Japan and pan-European footprint1, over 350,000 bookings to date, more than 10% market share in Europe and rapid adoption, Shotl is solving challenges posed by transportation voids in suburbs, cities and campuses with an on-demand platform that is simple to use, flexible, and sustainable. Shotl partners with governments, municipalities and companies to reach populations living or working in low-density areas that are largely underserved by existing mass transit and ride sharing options, including senior citizens, and people with reduced mobility, who often lack equitable access to transportation. Shotl will now be able to leverage Swvl’s proprietary technologies to further optimize routes and maximize vehicle load, all the while reducing traffic congestion.

“Our two companies share the view that there is an urgent need to transform traditional public transportation to make it more accessible, convenient and sustainable,” said Mostafa Kandil, Swvl Founder and CEO. “Shotl’s vision for the future of mobility, with an emphasis on electrification, the reduction of congestion and emissions, and affordability – is exactly what Swvl has already achieved in ten emerging market megacities and the reinvented model for public transit systems across the world. With Shotl’s strategic relationships, rapidly growing user base and deep knowledge of its market landscapes, Swvl is meaningfully expanding its core markets, in line with our publicly stated growth objectives.”

[1]	Certain operations currently interrupted due to COVID-19

Transaction Highlights

•

Based in Barcelona and present across 20 cities in 8 countries in Europe including Spain, Germany, France, UK, Italy, Switzerland, Portugal and Finland, Shotl will serve as Swvl’s European hub and platform for further significant expansion.

•	Shotl’s on-demand SaaS platform complements Swvl’s pre-scheduled dynamic routing and TaaS offering.

•

Addition of Shotl to the Swvl portfolio creates a strong foothold in Europe, a full year ahead of Swvl’s expansion projections – and more than doubles Swvl’s geographic footprint with the addition of 22 cities across 10 countries taking the total Swvl portfolio to 32 cities in 16 countries.

•	Brings strong, existing relationships with industry-leading OEMs.

•	Blue-chip municipalities and corporates client base including Barcelona City Council, Munich Airport and Rimini City Council.

•

Demand-response transit (DRT) capabilities enhance the Swvl platform by allowing transit providers to cut costs and emissions while controlling compliance with COVID-19 measures, making it the ideal method for the transition to sustainable mobility leveraging electrification and alternative power.

•

Swvl to leverage Shotl’s instant KPI measurements for continuous experience enhancement, while providing data-driven insights to municipalities, transport companies, mobility planners and consulting firms for sustainable and modernized transportation planning.

•

Shotl provides Swvl with predictable, flexible and highly localized routes in European markets, enabling electrified van fleets to plan charging stops better than private car platforms, making it easier for public transit to comply with new energy mandates around the world.

•

Provides Swvl with a compelling entry point into autonomous driving projects, primarily through Shotl’s participation in programs such as the FABULOS program, a project led by the European Commission with the goal of demonstrating the impact of self-driving minibuses on future public transport networks.

•	Entry into Brazil more than 6 months ahead of schedule with a roadmap to complement Shotl’s SaaS offering with a full consumer offering.

•	Expansion into APAC is upside to the current business plan reinforcing Swvl’s access to significant value creation opportunities beyond its current financial projections.

“We are very pleased to be joining the Swvl team, working in concert to realize our shared vision of building more equitable and accessible mass transit systems worldwide,” said Gerard Martret, CEO and co-founder of Shotl. “In just a few years, Swvl has established itself as a market leader, with rapid growth and unparalleled tech-enabled offerings. Swvl is ideally situated for expansion into European markets and will immediately capitalize on our local partnerships and brand value. As a company that has made significant strides in advancing sustainable mass transit over the past several years, we are confident that Shotl’s market-leading technology and expertise will greatly contribute to the Swvl platform, advancing our mission to provide superior transportation alternatives for all.”

“We are very excited to welcome Shotl to the Swvl family as our first acquisition and new market expansion after entering a definitive agreement for a business combination with Queen’s Gambit Growth Capital only a couple of weeks ago,” said Youssef Salem, Swvl CFO. “This partnership reinforces Swvl’s role as the leading mass transit technology platform globally. Our vision is to back local and regional champions in the space to achieve our mission of delivering safe, reliable and affordable mass transit to the entire globe. Shotl brings significant value to this ecosystem with its pan-European, LATAM and APAC presence, on-demand SaaS technology, B2G and OEM relationships and electrification and autonomous initiatives. With this partnership putting us significantly ahead of plan in these areas, we will continue to rapidly pursue strategic initiatives to further enhance shareholder value.”

The transaction is expected to close in the fourth calendar quarter of 2021, subject to customary closing conditions.

About Swvl

Swvl is a global tech startup based in Dubai that provides a semi-private alternative to public transportation for individuals who cannot afford or access private options. The Company has built a parallel mass transit system offering intercity, intracity, B2B and B2G transportation in 10 megacities across Africa, Asia, and the Middle East.

Swvl’s tech-enabled offerings make mobility safer, more efficient and environmentally friendly, while still ensuring that it is accessible and affordable for everyone. Customers can book their rides on an easy-to-use app with varied payment options and access high-quality private buses and vans that operate according to fixed routes, stations, times, and prices.

For additional information about Swvl, please visit www.swvl.com.

About Shotl

Shotl provides technology and resources to help cities test and deploy new demand responsive bus services. The Shotl platform helps transport operators and cities make a better use of its bus system by replacing low-ridership routes with on-demand shuttles. The Company partners with municipalities and transport companies as well as mobility planners and consulting firms.

For additional information about Shotl, please visit Shotl.com.

Additional Information

In connection with the business combination, Pivotal Holdings Corp (“Holdings”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, Queen’s Gambit Growth Capital (“Queen’s Gambit”) will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that Queen’s Gambit will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Swvl and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the registration statement on Form F-4 and proxy materials, or after the consummation of the business combination as a result of the limited time SPAC had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; the lack of, or recent implementation of, certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Holdings, Swvl, Queen’s Gambit and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Queen’s Gambit’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of Queen’s Gambit for the business combination. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC.

No Offer or Solicitation

This news release is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This news release is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com